

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 24, 2021

Heng Fai Ambrose Chan
Chief Executive Officer
Impact BioMedical, Inc..
200 Canal View Boulevard, Suite 104
Rochester, NY 14623

> **Re: Impact BioMedical, Inc.**
> **Registration Statement on Form S-1**
> **Filed February 12, 2021**
> **File No. 333-253037**

Dear Mr. Chan:

Our initial review of your registration statement indicates that it fails in numerous material respects to comply with the requirements of the Securities Act of 1933, the rules and regulations thereunder and the requirements of the form. More specifically, we note that the registration statement does not contain an audit report for the FY12/31/2019 financial statements as required by Item 11(e) to Form S-1. In addition, we note that you are not eligible under Item 12 of Form S-1 to incorporate by reference to either the FY12/31/2018 or FY12/31/2019 financial statements contained in a Form 8-K by Document Security Systems, Inc.

We will provide more detailed comments relating to your registration statement following our review of a substantive amendment that addresses these deficiencies.

Please contact Joseph McCann at (202) 551-6262 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Darrin M. Ocasio